Exhibit 99
Seabridge Gold Inc.

News Release

Trading Symbols: TSX-V: SEA	For Immediate Release
AMEX: SA	May 22, 2007

Drilling Underway at Seabridge Gold’s Noche Buena Project
Program Designed to Increase Gold Resources by Testing Multiple Targets

Toronto, Canada…Seabridge Gold announced today that drilling has commenced at its 100% owned Noche Buena Project in Sonora Mexico. Layne de Mexico, a Layne Christensen Company, has begun work on a 10,000 meter reverse circulation designed to expand the known resorce by testing three targets within and adjacent to the existing deposit.

The Noche Buena project is in northwestern Sonora about 55 km from the city of Caborca and within the geological terrain that is host to several large gold deposits, including the La Herradura and Mesquite Mines. Seabridge Gold purchased the property in April of 2006 and completed a NI 43-101 compliant technical report that confirmed a resource of:

cut-off g/t Au	INDICATED RESOURCES			INFERRED RESOURCES
	Tonnes (000)	Grade (g/T)	Ounces (000)	Tonnes (000)	Grade (g/T)	Ounces (000)
0.30	21,887	0.81	569	14,031	0.68	308

An extensive re-evaluation of the project has identifed several targets that are under-tested or untested. Three target concepts were prioritized for work in the current program, primarily based on potential to expand existing resources. Targets to be tested during the current program are as follows:

•
Potential under the existing resource. Past operators restricted their drilling on the property to a depth of about 125 meters. Evidence from relogging of these previous drill holes (and by analogy to the La Herradura Mine) indicates that potential exists for multiple stacked ore zones on the property as deep as 300 meters.

•
Strike extensions of the existing resource. Geological and geophysical evidence suggest that the resource identified to date has not been fully delineated. The strike potential of the existing resource will be drill tested by off-setting previous well mineralized intersections.

•
A fault off-set of the existing resource. Seabridge’s geologists believe a fault may have off-set part of the deposit. The blind target is defined by projecting the known deposit beyond a proposed fault, and applying the fault’s derived displacement.

It is anticipated that the Noche Buena drill program will be completed before the end of June. Results from this program will be incorporated into a revised resource model of the Noche Buena property, expected in the third quarter of 2007. The program is being directed by William Threlkeld, PGeol, an officer of the company and a Qualified Person as defined by National Insterment 43-101. An aggressive QA/QC proceedure will be implemented to insure this new drilling is similar in quality to previous resource delineation drilling.

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106 Front Street East, Suite 400, Toronto, Ontario M5A 1E3, Canada
Telephone: (416) 367-9292      Facsimile: (416) 367-2711      www.seabridgegold.net

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Hog Ranch project and the Kerr and Sulphurets deposits, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2006 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

                                                                                                                              ON BEHALF OF THE BOARD
                                                                                                                              "Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.